UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1 Notice of Sixteenth Annual General Meeting and Supplemental Information to Shareholders
EX-99.2 Annual Report to Shareholders for the Year 2009

Other Events
     On or about April 1, 2010, STATS ChipPAC Ltd. (the “Company”) began distribution of the Company’s Notice of Sixteenth Annual General Meeting to be held on April 26, 2010, Supplemental Information to Shareholders, and Annual Report to Shareholders for the Year 2009.
     The Company’s Annual Report to Shareholders for the Year 2009 is accompanied by its letter to shareholders and consists of an abridged Management Discussion and Analysis, financial statements for the fiscal year ended December 27, 2009 and additional information required by the Listing Manual of the Singapore Exchange Securities Trading Limited.
     The Company’s complete Management Discussion and Analysis and financial statements for the fiscal year ended December 27, 2009 were included in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on March 5, 2010. Copies of the Company’s Notice of Sixteenth Annual General Meeting and Supplemental Information to Shareholders, and Annual Report to Shareholders for the Year 2009 are attached as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibits
99.1	Notice of Sixteenth Annual General Meeting and Supplemental Information to Shareholders

99.2	Annual Report to Shareholders for the Year 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Notice of Sixteenth Annual General Meeting and Supplemental Information to Shareholders

99.2	Annual Report to Shareholders for the Year 2009